UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Sea Limited

(Name of Issuer)

Class A Ordinary shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R100**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81141R100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “SE.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	Schedule 13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,264,743
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 104,264,743
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,264,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (18.7% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81141R100	Schedule 13D/A	Page 3 of 6

1	NAME OF REPORTING PERSONS Tencent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,510,410
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 98,510,410
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,510,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (17.7% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81141R100	Schedule 13D/A	Page 4 of 6

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2017 (as amended to date, the “Schedule 13D”) relating to the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and American depositary shares, each representing one Class A Ordinary Share (“ADSs”), of Sea Limited, a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the last paragraph with the following:

On February 14, 2022, at the AGM of the Issuer, the shareholders approved, by a special resolution, the Substitution of the Existing Articles by the New Articles. The Class B Conversion and the Proxy Termination Agreement became effective immediately upon effectiveness of the Substitution. As a result, Tencent Limited and Tencent Growthfund hold only Class A Ordinary Shares and have sole voting power and disposition power over the Class A Ordinary Shares they each hold respectively; and Tencent Holdings beneficially owns and has sole voting power and disposition power over all the Class A Ordinary Shares held by Tencent Limited, Tencent Growthfund and Huang River.

Other than as set forth in the Schedule 13D, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any Related Persons have any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons, and any Related Persons, may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Items 7 through 11 and 13 of each of the cover page of the Schedule 13D for the Reporting Persons are incorporated herein by reference.

Tencent Holdings is the parent company of Tencent Limited and may be deemed to beneficially own the securities held of record by Tencent Limited. Tencent Holdings’ beneficial ownership of an aggregate of 104,264,743 Class A Ordinary Shares, or 20.4%, consists of 98,510,410 Class A Ordinary Shares held by Tencent limited, 1,816,833 Class A Ordinary Shares held by Huang River, a wholly-owned subsidiary of Tencent Holdings, and 3,937,500 Class A Ordinary Shares held by Tencent Growthfund, a wholly-owned subsidiary of Tencent Holdings.

Unless otherwise indicated, the percentages are based on (i) 409,762,257 Class A Ordinary Shares of the Issuer as of December 31, 2021 calculated based on the outstanding ordinary shares of the Issuer as disclosed in the Issuer’s latest public filings made with the SEC and (ii) after taking effect of the Class B Conversion.

CUSIP No. 81141R100	Schedule 13D/A	Page 5 of 6

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the Related Persons, other than Chenye Xu (“Mr. Xu”), Chief Information Officer of Tencent Holdings, and Yuxin Ren (“Mr. Ren”), Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group of Tencent Holdings, beneficially owns any Class A Ordinary Shares. As of the date hereof, Mr. Xu beneficially owned 590,214 Class A Ordinary Shares. Mr. Xu’s beneficial ownership increased as a result of certain equity structured product he holds. In addition, as of the date hereof, Mr. Ren beneficially owned 1,694,294 Class A Ordinary Shares.

(c) On January 4, 2022, Huang River entered into a transaction pursuant to Rule 144 of the Securities Act of 1933 and sold 14,492,751 ADSs at a price of US$207.00 per ADS. Each Class A Ordinary Share is represented by one ADS. In connection with the transaction, Tencent Holding has agreed not to sell the remaining Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by it in the next six months. On January 4, 2022, Tencent Limited also transferred an aggregate of 11,696,251 Class A Ordinary Shares, including 4,200,000 Class A Ordinary Shares which were converted from Class B Ordinary Shares, to Huang River in an intragroup transfer.

Except as described in Item 4 and this Item 5, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 81141R100	Schedule 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D Amendment]